Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. 2006 oil & gas disclosure documents

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, March 29 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR) ("Claude") has included the disclosure and reports relating to oil and gas reserves data and activities required pursuant to National Instrument
51-101 - Standards of Disclosure for Oil and Gas Activities in its Annual
Information Form ("AIF"), audited financial statements and related
Management's Discussion and Analysis for the year ended December 31, 2006, as filed with Canadian securities regulatory authorities on the System for
Electronic Document Analysis and Retrieval ("SEDAR"). Copies of the AIF,
audited financial statements and related Management's Discussion and Analysis for the year ended December 31, 2006 may be accessed electronically on SEDAR at www.sedar.com.

    Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange
(AMEX-CGR). Claude is a gold mining and exploration company with producing oil and gas assets. Since 1991, Claude has produced nearly 750,000 ounces of gold from its Seabee mine in northeastern Saskatchewan and is an active gold explorer with properties in Saskatchewan and Manitoba. Claude recently reacquired control of its 100% owned Madsen gold project in the prolific Red
Lake area of northwestern Ontario.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & CEO, (306) 668-7505;
Renmark Financial Communications Inc.: Neil Murray-Lyon : nmurraylyon(at)
renmarkfinancial.com; Christina Lalli : clalli(at)renmarkfinancial.com, (514)
939-3989, Fax : (514) 939-3717, www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 11:34e 29-MAR-07